[Redwood Mortgage Letterhead]

May 28, 2009                                                                                                                     VIA EDGAR AND
                                                                                                                        FAX (703) 813-6984

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors IX, LLC
Registration Statement on Form S-11
File No. 333-155428

Dear Mr. Kluck:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Redwood Mortgage Investors IX, LLC (“Company”) hereby requests that the above-captioned Registration Statement be declared effective as of 5:00 p.m., Washington, D.C. time, on Monday, June 1, 2009, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael R. Burwell
Michael R. Burwell

President of Gymno Corporation and
Redwood Mortgage Corp., the Managers of
Redwood Mortgage Investors IX, LLC